

Mail Stop 4631

February 3, 2011

via U.S. mail and facsimile

John Hamilton, CFO
Valcent Products, Inc.
789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

> **RE: Valcent Products, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed November 17, 2010**
> **File No. 0-30858**

Dear Mr. Hamilton:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 16F. Change in Registrant's Certifying Accountant, page 66

1. In an amendment to your fiscal year 2010 Form 20-F, please revise your disclosure regarding your dismissal of Smythe Ratcliffe LLP, Chartered Accountants to provide the information required by Item 16F(a)(1)(v) of Form 20-F. Please provide Smythe Ratcliffe LLP, Chartered Accountants with the complete disclosures under Item 16F of Form 20-F and request that they provide you with the letter described in Item 16F(a)(3) of Form 20-F. Please file this letter as an exhibit to your amended Form 20-F.

19. Generally Accepted Accounting Principles in Canada and the United States, page F-41

2. In an amendment to your fiscal year 2010 Form 20-F, please include cumulative data for shareholders' equity, operations and cash flows since your inception. Based on your fiscal year 2003 Form 20-F, it appears that your inception date is January 19, 1996. Please refer to ASC 915 (SFAS 7) for guidance. In addition, please ensure that you include auditors' reports that specifically reference and opine on the cumulative data.

3. We note that you have restated the US GAAP net loss for fiscal year 2009, in addition to total assets, total liabilities and total shareholders' equity as of March 31, 2009. Please provide us with a more comprehensive explanation for the error identified. Specifically, please quantify the components (i.e., line items) of the $2,910,223 restatement to net loss for the convertible debt accounting for US GAAP purposes, including a detailed explanation as to how you determined the amounts for each line item. As part of your response, please ensure that you provide us with a detailed explanation for the change in each of the reconciling items from net loss under Canadian GAAP for fiscal year 2009 to net loss under US GAAP for fiscal year 2009 from your 2009 20-F to your 2010 20-F. Please also provide us with a detailed explanation as to how the $2,910,223 error relates to your line items in the consolidated statements of operations and deficit prepared in accordance with Canadian GAAP for fiscal year 2009, including quantifying each line item.

4. We note that your accounting for the convertible debt in accordance with US GAAP for fiscal year 2010 changed from fiscal year 2009. Please provide us with a comprehensive explanation as to how you reflected this change in accounting policy in your reconciliation of net loss under Canadian GAAP to US GAAP. Please also explain why there remains a difference in accounting under Canadian GAAP and US GAAP as of March 31, 2010 for your convertible debt. In this regard, we note reconciling items for total liabilities under Canadian GAAP versus total liabilities under US GAAP as of March 31, 2010.

20. Restatement of Previously Issued Canadian Accounts, page F-49

5. We note that you restated your consolidated financial statements for fiscal year 2010 prepared in accordance with both Canadian GAAP and US GAAP to correct the functional currency from the Canadian dollar to the US dollar. Please provide us with a detailed understanding as to how you determined that your functional currency is the US dollar for fiscal year 2010 but the Canadian dollar for fiscal year 2009. Your explanation should include a detailed explanation of the material changes in the operation of your business from fiscal year 2009 as compared to fiscal year 2010. Please also ensure that your explanation addresses the guidance provided in ASC

830-10-55-3 – 55-7 (Appendix A to SFAS 52) for determining the functional currency.

General

6. In the amended fiscal year 2010 Form 20-F, please ensure you provide investors with an explanation at the beginning of the amended filing of the reasons you are amending the Form 20-F. Please also ensure that you provide updated Sections 302 and 906 certifications that reference the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief